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EXHIBIT 99.4

News Release	[STEELWORKERS LOGO]

FALCONBRIDGE AND THE UNITED STEELWORKERS REACH A TENTATIVE AGREEMENT ON RAGLAN MINE LABOUR CONTRACT

Rouyn-Noranda, April 27, 2006 — Falconbridge Limited and the United Steelworkers of America, Local 9449 are pleased to announce that they have reached a tentative agreement to renew the collective agreement of the Raglan Mine located in Nunavik in Northern Quebec, scheduled to expire on April 30, at midnight.

It is expected that employees will vote on the agreement by May 26, 2006. Both the company and union bargaining teams unanimously recommend the tentative agreement.

Details of the agreement will be released once it has been ratified.

Falconbridge Limited is a leading copper and nickel company with investments in fully-integrated zinc and aluminum assets. Its primary focus is the identification and development of world-class copper and nickel mining deposits. It employs 14,500 people at its operations and offices in 18 countries. Falconbridge's common shares are listed on the New York Stock Exchange (FAL) and the Toronto Stock Exchange (FAL.LV). Falconbridge's website can be found at www.falconbridge.com.

For further information:

Dominique Dionne
Vice-president
Public Affairs
(514) 745-9370
dominique.dionne@falconbridge.com
www.falconbridge.com

Marc Thibodeau
Local Representative
United Steelworkers of America
(819) 762-3001

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  EXHIBIT 99.4
FALCONBRIDGE AND THE UNITED STEELWORKERS REACH A TENTATIVE AGREEMENT ON RAGLAN MINE LABOUR CONTRACT